                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  FORM 12b-25

  Commission File Number 1-6715
                         -------

                          NOTIFICATION OF LATE FILING

(Check One):   [_] Form 10-K     [_] Form 11-K   [_] Form 20-F
               [X] Form 10-Q     [_] Form 10-N-SAR

For Period Ended:       September 30, 2000
                  ------------------------------

                 [_]  Transition Report on Form 10-K
                 [_]  Transition Report on Form 20-F
                 [_]  Transition Report on Form 11-K
                 [_]  Transition Report on Form 10-Q
                 [_]  Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________ .

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________________



                        Part I -  Registrant Information

Full Name of Registrant:    e4L, Inc.
                         ----------------------------------------------------
Former Name If Applicable:
                           --------------------------------------------------
Address of Principal Executive Office (Street and Number): 15821 Ventura
                                                           -------------
Boulevard, 5th Floor City, State and Zip Code:
--------------------
Los Angeles, California  91436
------------------------------


                       Part II - Rules 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]    (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)    The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]    (c)    The accountant's statement or other exhibit required by Rule 12b-
              25(c) has been attached if applicable.

                              Part III - Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

     On October 20, 2000, e4L, Inc.'s ("e4L") wholly-owned United States subsidiary, Quantum North America, Inc. (d/b/a, e4L North America) ("QNA") filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Central District of California. QNA's Chapter 11 bankruptcy is proceeding as Case No. SV00-19482-GM.

     On October 20, 2000, e4L's wholly-owned United Kingdom subsidiary, Quantum International Limited ("QIL") filed a petition in the High Court of Justice, Chancery Division Companies Court in the United Kingdom (the "Court") seeking a grant of an administrative order. The filing will take approximately two to three weeks before approval by the Court is granted. During the pendency of the filing and approval process, QIL will continue to pursue various strategic alternatives, including the possible sale of its business. Upon filing of the administrative proceedings with the Court, QIL will operate under administration, whereby an administrator will be retained by QIL for the purpose of either reorganizing or liquidating QIL's business for the benefit of creditors similar to a Chapter 11 proceeding in the United States.

     As a result of the foregoing, e4L has not been able to complete its financial statements for the quarter ended September 30, 2000 due in part to management's time being consumed with the insolvency proceedings.


                          Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Stephen C. Lehman, Chief Executive Officer        (818)       461-6400
------------------------------------------     -------------------------
              (Name)                           (Area Code) (Tel. Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
     no, identify report(s).           [X] Yes    [_] No
     ---------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                          [_] Yes    [X] No
     ---------------------------------------------------------------------------

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


By:  /s/ Stephen C. Lehman            Date:          November 14, 2000
    --------------------------     ----------     ------------------------
         Stephen C. Lehman,
      Chief Executive Officer